messageBgone, Inc.

2360 Corporate Circle, Suite 400

Henderson, Nevada 89074-7739

March 1, 2016

Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	messageBgone, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed January 29, 2016 File No. 333-208024

Dear Ms. Wray:

Thank you for your letter and continued assistance with our S-1 filing. As per your suggestion, we have amended our S-1 accordingly.

Management's Discussion and Analysis or Plan of Operation, Page 28

1.

You have asked us to provide a discussion of our Plan of Operations and Liquidity and Capital Resources for the interim period ended November 30, 2015, referring us, for guidance, to Item 303(b) of Regulation S-K.

We have revised our prospectus on page 28 to provide a discussion of our Plan of Operations and Liquidity and Capital Resources for the interim period ended November 30, 2015.

Sincerely,

/s/ Arraya Wilaiphan

Arraya Wilaiphan

President & CEO

messageBgone, Inc.